Exhibit (a)(1)(iv)
Form of Letter from the Company to Shareholders
in Connection with the Company’s Acceptance of Common Shares
KENNEDY LEWIS CAPITAL COMPANY
c/o SS&C GIDS, Inc.
PO Box 219213
Kansas City, MO 64121-9213
[     ], 2024
[SHAREHOLDER NAME/ADDRESS]
Dear Shareholder:
This letter serves to inform you that Kennedy Lewis Capital Company (the “Company”) has received and accepted for purchase your tender of common shares of beneficial interest, par value $0.01 (“Common Shares”), of the Company.
In accordance with the terms of the tender offer, the Company will effect payment for your tendered and accepted Common Shares in cash promptly after the determination of the net asset value per share as of March 31, 2024 (or a later date determined by the Company if the tender offer is extended) is finalized. The Company may use cash on hand, cash available from borrowings and cash from the liquidation of portfolio investments to fund the payment of your Common Shares.
If you have any questions, please contact SS&C GIDS, Inc., the Company’s transfer agent, at (866) 966-0157.
Sincerely,

Kennedy Lewis Capital Company